

Mail Stop 3561

March 26, 2009

Mr. James W. Wiltz
President and Chief Executive Officer
1031 Mendota Heights Road
St. Paul, Minnesota 55120

>   **Re: Patterson Companies, Inc.**
>   **Form 10-K for Fiscal Year Ended April 26, 2008**
>   **Filed June 25, 2008**
>   **Response Letter Dated March 20, 2009**
>   **File No. 0-20572**

Dear Mr. Wiltz:

We have reviewed your filing and response letter and have the following comment. Please address the following comment in future filings. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.   We note from your response to comment 1 in our letter dated February 20, 2009, that you will include a separate-captioned section in the MD&A that references the financial statement footnote on customer financing and include any additional relevant disclosures of your off-balance sheet arrangements in your future 10-K filings. Please provide us with the disclosure you intend to include in your Fiscal 2009 Form 10-K. In your response tell us how you met the disclosure requirements set forth in paragraphs (a)(4) of Item 303 of Regulation S-K.

*   *   *

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provide requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne, Branch Chief, at (202) 551-3688 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services